SOL Strategies to Participate in Upcoming Investor Conferences

TORONTO, November 5, 2025 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), the first publicly traded company to combine a substantial Solana treasury with a revenue-generating validator business, announced today that the company will be participating in the following investor conferences.

Event: Cantor Crypto, AI/Energy Infrastructure Conference

Dates: Monday, November 10 - Wednesday, November 12, 2025

Location: Ritz-Carlton South Beach - Miami Beach, FL

Attendees: Michael Hubbard, Interim Chief Executive Officer

Interested investors should contact their Cantor sales representative directly to schedule a meeting.

Event: ClearStreet Disruptive Technology Conference

Dates: Wednesday, November 19, 2025

Location: Four Seasons Palm Beach - Palm Beach, FL

Attendees: Andrew McDonald, Chief Operating Officer

Interested investors should contact their Needham sales representative directly to schedule a meeting.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

John Ragozzino, CFA

solstrategies@icrinc.com

203.682.8284

Media Contact: solstrategies@scrib3.co

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.